EXHIBIT 99.2



                              FOR IMMEDIATE RELEASE


Contacts:
Investors:  (U.S.)       Investors:  (Europe)          Media:
Jack Howarth             Emer Reynolds                 Anita Kawatra
Ph:  212-407-5740        Ph:  353-1-709-4000           Ph:  212-331-8800
     800-252-3526             00800 28352600                646-244-4773


              FDA APPROVES NEW DOSAGE STRENGTHS OF ELAN'S ZONEGRAN Providing Flexible Dosing Options For Improved Management of Patients


Dublin, Ireland, August 29, 2003 -- Elan Corporation, plc (NYSE: ELN) ("Elan") today announced that it has received approval from the U.S. Food and Drug Administration ("FDA") to market two new lower dosage strengths, 25 mg and 50 mg, of Zonegran(R) (zonisamide) in addition to the original 100 mg capsule. Zonegran is indicated as adjunctive therapy for the treatment of partial seizures in adults with epilepsy. The 25 mg and 50 mg capsules of Zonegran will be manufactured by Elan at its recently completed strategic Manufacturing, Global Services and Operations facility, based in Athlone, Ireland. Manufacture of the 100 mg has recently being transferred to the Athlone facility from the previous third-party contract manufacturer. Elan expects to launch the new dosage strengths in the fourth quarter of 2003.

"The FDA approval of the 25 mg and 50 mg doses of Zonegran enhances the position of Zonegran in the epilepsy market," said Lars Ekman, MD, PhD, Executive Vice President and President, Research and Development at Elan. "With the availability of 25 mg and 50 mg strengths, physicians now have the benefit of more flexible dosing options to better manage patients and achieve effective seizure control."

Epilepsy is estimated to affect over two million people in the United States. There is no known cure for epilepsy, but medication, including antiepileptic drugs ("AEDs") such as Zonegran, controls seizures in many people. Zonegran is well tolerated and the side effects are generally

FDA Approves New Dosage Strengths of Elan's Zonegran
Page 2


mild to moderate and dose related. The most common side effects associated with Zonegran include somnolence (sleepiness), dizziness, anorexia, headache, nausea and agitation/irritability. Few drug-to-drug interactions are likely with Zonegran. For complete prescribing information, please visit www.elan.com.

Zonegran was developed in Japan and in the United States by Dainippon Pharmaceuticals Company Limited ("Dainippon") of Osaka, Japan. Elan licensed the sales and marketing rights for Zonegran from Dainippon for North America and Europe. Elan expects to file a European Marketing Authorisation Application for Zonegran for use as adjunctive therapy in partial seizures in epilepsy by the end of this year.

Elan is focused on the discovery, development, manufacturing, selling and marketing of novel therapeutic products in neurology, pain management and autoimmune diseases. Elan shares trade on the New York, London and Dublin Stock Exchanges.




This news release may contain certain forward-looking statements by Elan that involve risks and uncertainties and reflect the company's judgement as of the date of this release. Actual events or results may differ from the company's expectations. For example, there can be no assurance that these new lower dosage strengths of Zonegran will be successfully manufactured, launched or marketed. A further list of these risks, uncertainties and other matters can be found in Elan's Annual Report on Form 20-F for the fiscal year ended December 31, 2001, and in its Reports of Foreign Issuer on Form 6-K. Elan assumes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.